Exhibit 99.1

Hydrogenics Reports Second Quarter 2017 Results

Backlog Breaks $150 Million as Company Bolsters Balance Sheet and Positions for Growth

MISSISSAUGA, Ontario, Aug. 02, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2017 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“This past quarter was one of the most memorable in our corporate history, as we saw major developments that clearly place Hydrogenics on the path to higher growth and profitability,” said Daryl Wilson, President and Chief Executive Officer. "In June, we booked our largest Chinese order to date.  One of our first Certified Integration Partners in China – Blue-G New Energy Science and Technology Corporation – signed a multi-year, $50 million agreement with Hydrogenics for delivery of 1,000 fuel cell modules along with ongoing engineering support. Our fuel cells will be used for zero-emission buses and other applications across the country, with shipments expected to begin later this year. At the same time, we won an order for fuel cells to power several Scania hydrogen trucks owned by ASKO, Norway’s largest grocery wholesaler. These wins, along with our existing Alstom commuter train and propulsion contracts, illustrate our recognition as the go-to technology choice for heavy-duty fuel cell power modules.

“While our second quarter results were impacted by certain shipments moving to the third quarter and by the re-estimation of costs on our major propulsion project, we are more optimistic than ever regarding 2017 and beyond.  Most notably, just before the end of the quarter, we concluded a $21 million private placement with the Hejili Equity Investment Limited Partnership, strengthening our balance sheet and paving the way for additional strategic development initiatives in China. We’re working with Hejili and their partners on several potential opportunities across the hydrogen spectrum – from energy storage to fuel cells to large scale power production. As strong believers in China’s commitment to clean energy, we are well positioned to assist the nation in meeting its long-term emission-reduction goals. Overall, Hydrogenics made huge steps during the quarter that will benefit our customers, partners, and investors alike for many years to come.”

Summary of Results for the Quarter June 30, 2017

  The Company posted revenue of $7.5 million for the second quarter of 2017, a decrease of 19% year-over-year.  While China-related revenue increased in the quarter, overall sales declined primarily due to delays in delivery of several On-Site Generation projects until later in 2017. In addition, the pace of revenue recognition of the Company’s Power Systems propulsion project was impacted by unanticipated costs incurred in the quarter. The additional costs related to the development of the prototype under this contract reduced percentage of completion cumulative revenue in the quarter by $1.7 million.  However the Company expects this contract to return to the historical revenue and margin contribution in future quarters.

  The Company has not changed its outlook for substantial revenue growth for the full year 2017 versus 2016. The Company ended the second quarter of 2017 with the highest backlog level in its history at $152.1 million, securing orders of $45.3 million for Power-to-Gas systems, fueling stations, industrial gas applications and mobility systems. Order backlog movement during the second quarter (in $ millions) was as follows:

	March 31, 2017 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	June 30, 2017 backlog
OnSite Generation	$28.4	$2.9	$1.1	$4.1	$28.3
Power Systems	81.4	42.4	3.4	3.4	123.8
Total	$109.8	$45.3	$4.5	$7.5	$152.1

  Of the above backlog of $152.1 million, the Company expects to recognize approximately $65 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2017 will also include orders both received and delivered during the balance of 2017, an increase of approximately $21 million from the $44 million in twelve month revenue as of March 31, 2017.

  Gross profit decreased to $0.3 million in the current quarter vs versus $1.8 million in the prior-year period due to:

  -- Two challenging Africa-based projects in the On-Site Generation segment that met with unanticipated delays and overruns due to delayed construction and scope changes by the engineering firms responsible for construction of the facilities where Hydrogenics’ electrolyzers would be located; and

  -- The margin impact of the additional costs incurred on the Power Systems’ propulsion engineering services contract.

  In both cases, the Company believes that the impact of the lower than anticipated margins will be limited to the second quarter, with a return to improved margin levels in the third quarter and onward.
  Cash operating costs1 decreased 6%, from $4.3 million to $4.1 million, primarily as a result of certain streamlining initiatives and lower overhead expenses.

  The Company’s Adjusted EBITDA2 loss increased $1.3 million to $3.7 million for the three months ended June 30, 2017, versus $2.4 million for the same period last year. This was due to the decrease in gross profit previously mentioned, partially offset by lower selling, general and administrative expenses.

  Net loss increased from $3.1 million, or $(0.25) per share, to $5.7 million, or $(0.45) per share, in the current period, primarily due to the decrease in gross profit. The recent increase in the company’s share price also contributed to the higher net loss, due to certain non-cash compensation expenses being marked to market and outstanding warrants adjusted to their fair value.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 2, 2017 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Selling, general and administrative expenses	$3,333	$3,106	$6,334	$5,354
Research and product development expenses	1,492	1,445	2,497	2,568
Total operating costs	$4,825	$4,551	$8,831	$7,922
Less: Amortization and depreciation	(107)	(121)	(213)	(200)
Less: DSUs recovery (expense)	(459)	76	(724)	106
Less: Stock-based compensation expense (including PSUs & RSUs)	(188)	(161)	(340)	(290)
Less: Loss on disposal of assets	(3)		(114)
Cash operating costs	$4,068	$4,345	$7,440	$7,538

Adjusted EBITDA

	Three months ended June 30		Six months ended June 30,
	2017	2016	2017	2016
Net loss	$(5,742)	$(3,092)	$(8,008)	$(5,454)
Finance loss (income)	1,167	360	2,107	562
Amortization and depreciation	202	184	401	356
DSUs expense (recovery)	459	(76)	724	(106)
Stock-based compensation expense (including PSUs & RSUs)	188	161	340	290
Adjusted EBITDA	$(3,726)	$(2,463)	$(4,436)	$(4,352)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30, 2017	December 31, 2016

Assets
Current assets
Cash and cash equivalents	$27,161	$10,338
Restricted cash	1,359	405
Trade and other receivables	15,019	9,802
Inventories	17,819	17,208
Prepaid expenses	1,090	918
	62,448	38,671
Non-current assets
Restricted cash	704	535
Investment in joint ventures	2,822	1,750
Property, plant and equipment	3,684	4,095
Intangible assets	184	203
Goodwill	4,346	4,019
	11,740	10,602
Total assets	$74,188	$49,273

Liabilities
Current liabilities
Operating borrowings	$2,283	$2,111
Trade and other payables	12,152	7,235
Financial liabilities	6,177	3,939
Warranty provisions	1,437	1,221
Deferred revenue	16,400	10,788
	38,449	25,294
Non-current liabilities
Other non-current liabilities	8,887	9,262
Non-current warranty provisions	561	841
Non-current deferred revenue	2,859	3,494
	12,307	13,597
Total liabilities	50,756	38,891
Equity
Share capital	385,793	365,923
Contributed surplus	19,495	19,255
Accumulated other comprehensive loss	(2,675)	(3,623)
Deficit	(379,181)	(371,173)
Total equity	23,432	10,382
Total equity and liabilities	$74,188	$49,273

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenues	$7,487	$9,198	$16,324	$13,527
Cost of sales	7,237	7,379	13,394	10,497
Gross profit	250	1,819	2,930	3,030

Operating expenses
Selling, general and administrative expenses	3,333	3,106	6,334	5,354
Research and product development expenses	1,492	1,445	2,497	2,568
	4,825	4,551	8,831	7,922

Loss from operations	(4,575)	(2,732)	(5,901)	(4,892)

Finance income (loss)
Interest expense, net	(454)	(438)	(923)	(871)
Foreign currency gains (losses), net(1)	394	(142)	455	(178)
Gain (Loss) from joint ventures	(101)	(4)	(171)	52
Other finance gains (losses), net	(1,006)	224	(1,468)	435
Finance income (loss), net	(1,167)	(360)	(2,107)	(562)

Loss before income taxes	(5,742)	(3,092)	(8,008)	(5,454)
Income tax expense	-	-	-	-
Net loss for the period	(5,742)	(3,092)	(8,008)	(5,454)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	677	(189)	948	197
Comprehensive loss for the period	$(5,065)	$(3,281)	$(7,060)	$(5,257)

Net loss per share
Basic and diluted	$(0.45)	$(0.25)	$(0.64)	$(0.43)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
 (in thousands of US dollars) (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(5,742)	$(3,092)	$(8,008)	$(5,454)
Decrease (increase) in restricted cash	(912)	(223)	(1,002)	7
Items not affecting cash
Loss on disposal of assets	3	-	114	-
Amortization and depreciation	202	184	401	356
Unrealized other losses on hedging	-	69	-	-
Other finance losses (gains), net	826	(285)	1,246	(416)
Unrealized foreign exchange losses (gains)	(147)	(17)	(133)	186
Unrealized loss (gain) on joint ventures	101	4	171	(52)
Accreted non-cash and unpaid interest and amortization of deferred financing fees	318	233	531	598
Stock-based compensation	188	161	340	290
Stock-based compensation - DSU’s	459	(76)	724	(106)
Net change in non-cash operating assets and liabilities	1,865	(2,900)	2,148	(5,401)
Cash used in operating activities	(2,839)	(5,942)	(3,468)	(9,992)

Investing activities
Investment in joint venture	-	-	(93)	-
Proceeds from disposals of property, plant and equipment	-	-	1,035	-
Purchase of property, plant and equipment	(519)	(276)	(2,075)	(904)
Receipt of IDF government funding	1,492	30	1,851	215
Purchase of intangible assets	(1)	(5)	(1)	(47)
Cash provided by (used in) investing activities	972	(251)	717	(736)

Financing activities
Common shares issued and stock options exercised, net of issuance costs	19,770	-	19,770	-
Repayment of repayable government contributions	(56)	(55)	(112)	(109)
Principal repayment of long-term debt	(244)	-	(678)	-
Proceeds of operating borrowings	-	-	190	-
Repayment of operating borrowings	(1,449)	-	-	(1,076)
Cash provided by (used in) financing activities	18,021	(55)	19,170	(1,185)

Increase (decrease) in cash and cash equivalents during the period	16,154	(6,248)	16,419	(11,913)
Cash and cash equivalents - Beginning of period	10,608	17,770	10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held	399	57	405	94
Cash and cash equivalents - End of period	$27,161	$11,579	$27,161	$11,579

Supplemental disclosure
Interest paid	$317	$204	$615	$204

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com